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Exhibit 11.1

BRAUN CONSULTING, INC.
STATEMENT RE. COMPUTATION OF PER SHARE EARNINGS
(IN THOUSANDS EXCEPT PER SHARE AMOUNT)

	YEAR ENDED DECEMBER 31,
	2002		2001		2000
	BASIC	DILUTED	BASIC	DILUTED	BASIC	DILUTED
Net loss	$(28,138)	$(28,138)	$(25,044)	$(25,044)	$(14,589)	$(14,589)

Shares used in computing loss per share	20,245,150	20,245,150	20,483,868	20,483,868	19,372,159	19,372,159
Effect of shares issuable under stock options based on the treasury stock method	—	222,206	—	784,762	—	1,327,637

	20,245,150	20,467,356	20,483,868	21,268,630	19,372,159	20,699,796
Loss per share(1)	$(1.39)	$(1.39)	$(1.22)	$(1.22)	$(0.75)	$(0.75)

(1)
Common stock equivalents are not considered in the calculation of loss per share—diluted since their effect is anti-dilutive.

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  Exhibit 11.1